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09041368

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SEC Mail Processing Section
JUL 01 2009
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46597

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/08 (MM/DD/YY) AND ENDING 3/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Golden Stream Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9494 Southwest Freeway Suite 360
(No. and Street)

Houston	TX	777054
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jerry Jin 713-988-8890
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr. Suite 508 West Southfield, MI. 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/3/09

OATH OR AFFIRMATION

I, Jerry Jin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Golden Stream Securities, Inc., as of JUNE 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Notary Public

ELYSHA E CHERRY
NOTARY PUBLIC
STATE OF TEXAS
My Comm. Expires Apr. 11, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

June 30, 2009

Board of Directors
Golden Stream Securities, Inc.
9494 Southwest Freeway Suite 360
Houston , TX 77054

I have audited the accompanying balance sheet of Golden Stream Securities, Inc. , as of March 31, 2009, and the related statements of income, retained earnings, changes in stockholder's equity, changes in liabilities subordinated to claims of genral crediors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Golden Stream Securities, Inc. as of March 31, 2009, and the results of its operations, reatined earnings, changes in stockholders equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules of computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemptive provisions under rule 15c3-3, statement of changes in liabilities subordinated to the claims of general creditors, and the reconciliation of the computation of net capital under rule 15c3-1, are presented for additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Edward Richardson Jr CPA

Edward Richardson Jr., CPA

Golden Stream Securities, Inc.
BALANCE SHEET
As of March 31, 2009

ASSETS

CURRENT ASSETS		
Cash In Bank	$	7,642.68
Investments		14,017.48
Total Current Assets		21,660.16
PROPERTY AND EQUIPMENT		
Equipment		1,003.68
Less: Accumulated Depreciation		(1,003.68)
TOTAL ASSETS	$	21,660.16

See Accountant's Audit Report

Golden Stream Securities, Inc.
BALANCE SHEET
As of March 31, 2009

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 900.00
Total Current Liabilities	900.00
LONG-TERM LIABILITIES	
Total Liabilities	900.00
STOCKHOLDERS' EQUITY	
Capital Stock, $0.01 par value, 1,000,000 shares authorized, 1,000 shares issued and outstanding	1,000.00
Paid in Excess	49,400.00
Retained Earnings	(29,639.84)
Total Stockholders' Equity	20,760.16
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 21,660.16

See Accountant's Audit Report

Golden Stream Securities, Inc.
STATEMENT OF INCOME

		12 Months Ended March 31, 2009
Revenues		
Commissions Earned	$	4,297.79
Other Income		336.17
Interest Income		0.55
Total Revenues		4,634.51
Operating Expenses		
Floor brokerage, exchange, and c		870.00
Interest and dividends		79.73
Other expenses		11,593.82
Total Operating Expenses		12,543.55
Operating Income (Loss)		(7,909.04)
Other Income		
Other Income		602.00
Total Other Income (Loss)		602.00
Net Income (Loss)	$	(7,307.04)

See Accountant's Audit Report

Golden Stream Securities, Inc.
STATEMENT OF CASH FLOWS
For the 12 months Ended March 31, 2009

		2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	(7,307.04)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:		
Losses (Gains) on sales of Fixed Assets		0.00
Decrease (Increase) in Operating Assets:		
Increase (Decrease) in Operating Liabilities:		
Accounts Payable		225.00
Accrued Liabilities		0.00
Total Adjustments		225.00
Net Cash Provided By (Used In) Operating Activities		(7,082.04)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds From Sale of Fixed Assets		0.00
Net Cash Provided By (Used In) Investing Activities		0.00
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds From Sale of Stock		0.00
Net Cash Provided By (Used In) Financing Activities		0.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(7,082.04)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		28,742.20
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	21,660.16

See Accountant's Audit Report

Golden Stream Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year-Ended March 31, 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - March 31, 2008	$ 1,000.00	$ 49,400.00	$ (22,332.80)	$ 28,067.20
Net Income (Loss)	$ -	$ -	$ (7,307.04)	$ (7,307.04)
Balance - March 31, 2009	$ 1,000.00	$ 49,400.00	$ (29,639.84)	$ 20,760.16

See Accountant's Audit Report

Golden Stream Securities, Inc.
STATEMENT OF RETAINED EARNINGS

	12 Months Ended March 31, 2009	
Beginning of Period	$	(22,332.80)
Plus: Net Income	$	(7,307.04)
Less: Dividends Paid		0.00
RETAINED EARNINGS END OF PERIOD	$	(29,639.84)

See Accountant's Audit Report

GOLDEN STREAM SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
March 31, 2009

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Golden Stream Securities, Inc. (the Company) was incorporated in the State of Texas effective July 16, 1993. The Company has adopted a fiscal year ending March 31.

Description of Business

The Company, located in Houston, Texas, is a broker and dealer in mutual funds. The Company's customers are obtained primarily through existing customers, referrals, etc. The company's primary source of revenue is from commissions paid directly by the mutual funds.

The Company markets variable annuities in accordance with the exemption under 15c3-3(k)(1).

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Security transaction (and related commission revenue and expenses) are recorded on a settlement date basis. If materially different, commission income and related expenses are adjusted to a trade date basis.

GOLDEN STREAM SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
March 31, 2009

Property and Equipment

Property and equipment are recorded at cost. Depreciation is calculated using the straight line method over the estimated useful lives, principally five years. Leasehold improvements are amortized over the lesser of the life of the lease or the estimated useful life of the improvement.

Income taxes

The Company has a net operating loss carry-forward of $109,252.84 that expires between 2016 and 2027. The Company also has capital loss carryforward of $5,848.27 that expires between 2009 and 2012. The net income for the year ended March 31, 2008 was offset by the NOL carried over, resulting in no income tax expense for the year.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies found to exist in the computation of the ratio of aggregate indebtedness to net capital at March 31, 2009, or in the procedures followed in making the periodic computation required. At March 31, 2009, the Company had net capital of $18,112 and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was .05 to 1 at March 31, 2009. The Securities and Exchange Commission permits a ratio of no greater to 15 to 1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds to the clearing broker who carries the customer accounts.

NOTE D – RELATED PARTY TRANSACTIONS

During 2009, the Company is provided office space by an affiliated entity. During the year ended March 31, 2009, the affiliate paid telephone and rent that totaled $1,680 on behalf of the Company.

GOLDEN STREAM SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
March 31, 2009

NOTE E – ADMINISTRATIVE FEES

Advance Mortgage Co. provides the Company administrative support services, including payment of rent and utilities.

NOTE F – CONCENTRATIONS

The Company had product concentrations in mutual funds.

Supplementary Information

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended March 31, 2009

Golden Stream Securities, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended March 31, 2009

Computation of Net Capital

Total stockholder's equity:	$20,760
Nonallowable assets:	
Property, furniture and equipment, net	-
Haircuts	2,648
Net allowable capital	18,112

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 60
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 13,112

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 900
Percentage of aggregate indebtedness to net capital	5%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

There were no material differences in the computation of net capital between these audited financial statements and the Company's unaudited Focus Reports.

Computation of Net Capital as reported on FOCUS IIA as of March 31, 2009

Net Capital per audited report	$ 18,112
Difference	0
Reconciled Difference	$ 18,112

Golden Stream Securities, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended March 31, 2009

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3(k)(1)because of limited business.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at April 1, 2008	$ -
Additions	-
Reductions	-
Balance of such claims at March 31, 2009	$ -

REPORT ON INTERNAL CONTROL

For the year ended March 31, 2009

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

June 29, 2009

Board of Directors
Golden Stream Securities, Inc.
9494 Southwest Freeway Suite 360
Houston, TX 77054

In planning and performing my audit of the financial statements and supplemental schedules of Golden Stream Securities, Inc. for the year ended March 31, 2009, I considered its internal control, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.
My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following condition that I consider to be a material weakness as defined above.

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is no segregation of duties. Due to the size of the Company, management does not feel it is cost-effective to change this condition.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at March 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

Golden Stream Securities, Inc.

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended March 31, 2009
(With Independent Auditor's Report Thereon)
and
Supplemental Report on Internal Control

March 31, 2009

GOLDEN STREAM SECURITIES, INC.
March 31, 2009

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